Inter Parfums, Inc.

551 Fifth Avenue

New York, NY 10176

November 18, 2013

United States

Securities and Exchange Commission

Washington, D.C. 20549-7010

Att.: Mr. John Cash, Accounting Branch Chief

Re:	Inter Parfums, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 12, 2013
Form 10-Q for the Period Ended September 30, 2013
Filed November 6, 2013
Response dated October 31, 2013
File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated November 8, 2013 of Mr. John Cash, Accounting Branch Chief, addressed to Mr. Russell Greenberg, the Chief Financial Officer of Inter Parfums, Inc. (the “Company”). We have reproduced the comments from such letter, and our responses follow each of such comments.

Comment from letter dated November 8, 2013 of Mr. John Cash, Accounting Branch Chief:

Form 10-K for the Year Ended December 31, 2012

Regulation G, page iv

1. We note your response to comment one from our letter dated October 4, 2013. In the absence of a tabular reconciliation between your GAAP and non-GAAP financial information, please enhance your textual reconciliation disclosures to more clearly identify how you calculated the non-GAAP amounts. For example, you disclose on page 35 that, excluding the gain, net income attributable to Inter Parfums, Inc. common shareholders is calculated by adjusting the allocation to noncontrolling interest by 26.77%. Your revised disclosure should make it clear that the amount allocated to noncontrolling interest was adjusted by 26.77% of the after-tax gain on the termination of the license, as opposed to 26.77% of the pre-tax gain or some other figure. Please supplementally show us what your revisions will look like.

Company response:

The revised disclosure would be in substantially the following form (with revised text in underlined font):

At page 35: Operating income includes a gain on termination of license aggregating $198,838. After taxes (tax rate of Interparfums SA is 36.1%) and after allocation to the noncontrolling interest at 26.77% of the after tax gain, the net gain attributable to Inter Parfums, Inc. common shareholders’ aggregated $93,044. Therefore, excluding the net gain, net income attributable to Inter Parfums, Inc. common shareholders’ would have been $38,092 or $1.24 per diluted share.

At page 38: On an after tax basis (tax rate of Interparfums SA is 36.1%) and after allocation to the noncontrolling interest at 26.77% of the after tax gain, the net gain on termination of license attributable to Inter Parfums, Inc. common shareholders’ aggregated $93.0 million. Therefore, had this transaction not occurred, net income attributable to Inter Parfums, Inc. common shareholders’ for the year ended December 31, 2012, would have been $38.1 million or $1.24 per diluted share as compared to the amounts reported in U.S. GAAP of $131.1 million or $4.26 per diluted share.

At page 48: As previously discussed, as a result of the termination of the Burberry license, the Company recognized a gain of $198.8 million as of December 31, 2012. On an after tax basis, and after allocation to the noncontrolling interests on an after tax basis, the net gain on termination of license attributable to Inter Parfums, Inc. common shareholders’ aggregated $93.0 million. . . .

At page 50: Excluding the gain on termination of license, and after allocation to the noncontrolling interests on an after tax basis, net income increased 16% to $49.8 million in 2012, as compared to $42.9 million in 2011. . . .

At page 55: Net income in the fourth quarter of 2012 includes an after tax gain (Interparfums SA tax rate is 36.1%) on termination of license aggregating $127,057. After allocation to the noncontrolling interest at 26.77% of the after tax gain, the net gain attributable to Inter Parfums, Inc. common shareholders’ aggregated $93,044. Therefore, excluding the net gain, net income attributable to Inter Parfums, Inc. common shareholders’ in the fourth quarter of 2012 would have been $6,569 or $0.21 per diluted share.

Comment from letter dated November 8, 2013 of Mr. John Cash, Accounting Branch Chief:

Executive Compensation, page 65

Base Salary, page 67

Page 2 of 4 Pages

2. We note your response to comment six in our letter dated October 4, 2013 in which you state that based on a commission rate of 0.8% and total sales projections of $30 million, Mr. Clarke’s commission would have been $240,000. Since this amount differs from the $248,224 amount disclosed in the third paragraph on page 68, please confirm, if true, that Mr. Clarke’s actual commission was calculated at a rate of 0.8% on actual rather than projected sales, which sales also included the new secondary market distribution sales. We note that your proxy disclosure refers only to sales of Anna Sui.

Company response:

For 2012, in determining the projected amount of the commission portion of Mr. Clarke’s estimated compensation, the initial assumption was based upon internal net sales projections of $30 million, which at 0.8% of net sales would yield $240,000. However, net sales exceeded the internal projections and his commission rate of 0.8% was based upon actual sales of $31,028,000, which yielded a total commission of $248,224. We acknowledge that a more accurate disclosure in the proxy statement should have referred to net sales of the Anna Sui brand as well as new secondary market distribution sales.

Comment from letter dated November 8, 2013 of Mr. John Cash, Accounting Branch Chief:

Base Salary, page 67

3. We note your response to comment seven in our letter dated October 4, 2013. In future filings and to the extent applicable, please ensure to discuss how the factors enumerated in your response influenced the compensation committee’s decision in increasing a named executive officer’s salary.

Company response:

In the company’s future filings to the extent applicable, the company will discuss how the factors enumerated in our response of October 31, 2013 influenced the compensation committee’s decision in increasing a named executive officer’s salary.

Comment from letter dated November 8, 2013 of Mr. John Cash, Accounting Branch Chief:

Form 10-Q for the Period Ended September 30, 2013

Management’s Discussion and Analysis…, page 15

Results of Operations, page 22

Page 3 of 4 Pages

4. We note your response to comment two from our letter dated October 4, 2013 and your disclosures regarding segment net income on page 27. It appears that your disclosures do not sufficiently address the specific reasons for each segment’s fluctuations in net income. For example, net income for your United States segment more than doubled during the three months ended September 30, 2013 compared to September 30, 2012 while the net income for your Europe segment declined by nearly 38% over the same period. In both cases, it is unclear which specific factors led to fluctuations. Please show us how you will revise your MD&A in future filings accordingly.

Company response:

The staff is directed to the discussion on pages 22-27 specific reasons for each segment’s fluctuations in net income. We believe such discussion adequately discusses such reasons. However, we will revise our discussion of net income to summarize the previously discussed information, with the new proposed text in underlined font.

At page 27: (Net income)

Net income decreased to $9.9 million for the three months ended September 30, 2013, as compared to $13.2 million for the corresponding period of the prior year. Net income increased to $57.4 million for the nine months ended September 30, 2013, as compared to $40.9 million for the corresponding period of the prior year. The fluctuations in net income for both European operations and U.S. operations for the three months ended September 30, 2013, as compared to the corresponding period of the prior year are directly related to the previous discussions relating to changes in sales, gross margin and selling, general and administrative expenses. For European operations, the absence of Burberry brand sales and related decline in gross margin as a percentage of sales was partially mitigated by the decline in Burberry related selling, general and administrative expenses. For U.S. operations, the 62% increase in sales without a substantial increase in selling, general and administrative expense is the primary contributor to the increase in net income.

I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours,

/s/ Russell Greenberg

Russell Greenberg,
Executive Vice President
and Chief financial Officer

Page 4 of 4 Pages